===============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------


                                 SCHEDULE 13D
                               (Amendment No. 2)
                  under the Securities Exchange Act of 1934 *

                           ------------------------


                       AMPAL-AMERICAN ISRAEL CORPORATION
                               (Name of Issuer)

                           ------------------------


                   Class A Stock, par value $1.00 per share

                        (Title of Class of Securities)

                           ------------------------


                                  032015 10 9

                                (CUSIP Number)

                           ------------------------


                                Yosef A. Maiman
                                  Ohad Maiman
                                  Noa Maiman
                           Y.M. Noy Investments Ltd.
                           33 Havazelet Hasharon St.
                               Herzliya, Israel
                                 972-9-9501735

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ------------------------


                                April 25, 2002

            (Date of Event which Requires Filing of this Statement)

================================================================================


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

                              Page 1 of 87 Pages

CUSIP No. 032015 10 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Yosef A. Maiman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel and Peru
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,444,112*
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,444,112*

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED

     11,444,112*
-------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

     IN
-------------------------------------------------------------------------------

*As more fully described in this Statement, Y.M. Noy Investments Ltd. ("Noy") acquired 11,444,112 shares (the "Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL- American Israel Corporation ("Ampal") on April 25, 2002. The Shares represent approximately 58% of the Class A Stock of Ampal. Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

                              Page 2 of 87 Pages

CUSIP No. 032015 10 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Ohad Maiman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,444,112*
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,444,112*

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED

     11,444,112*
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------


*As more fully described in this Statement, Y.M. Noy Investments Ltd. ("Noy") acquired 11,444,112 shares (the "Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL- American Israel Corporation ("Ampal") on April 25, 2002. The Shares represent approximately 58% of the Class A Stock of Ampal. Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).


                               Page 3 of 87 Pages

CUSIP No. 032015 10 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Noa Maiman

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Applicable (natural person)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,444,112*
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,444,112*

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED

     11,444,112*
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
-------------------------------------------------------------------------------

*As more fully described in this Statement, Y.M. Noy Investments Ltd. ("Noy") acquired 11,444,112 shares (the "Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL- American Israel Corporation ("Ampal") on April 25, 2002. The Shares represent approximately 58% of the Class A Stock of Ampal. Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

                              Page 4 of 87 Pages

CUSIP No. 032015 10 9

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Y.M. Noy Investments Ltd.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not Available
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         11,444,112*

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         11,444,112*

   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED

     11,444,112*
-------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
-------------------------------------------------------------------------------

*As more fully described in this Statement, Y.M. Noy Investments Ltd. ("Noy") acquired 11,444,112 shares (the "Shares") of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL- American Israel Corporation ("Ampal") on April 25, 2002. The Shares represent approximately 58% of the Class A Stock of Ampal. Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).


                               Page 5 of 87 Pages

Item 1. Security and Issuer.

          Item 1 is amended and supplemented in its entirety to read as follows:

          This Amendment No. 2 amends and supplements the Statement on
Schedule 13D dated March 8, 2002 as amended by Amendment No. 1 dated April 9, 2002 (as amended, the "Statement") and relates to the Class A stock, $1.00 par value (the "Class A Stock"), of AMPAL- American Israel Corporation, a corporation incorporated under the laws of New York ("Ampal"). The Class A Stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ"). The address of Ampal's principal executive offices is 111 Arlozorov Street, Tel Aviv, Israel.

Item 2. Identity and Background.

          Item 2 is amended and supplemented in its entirety to read as follows:

          (a), (b), (c), (f) This Statement is being filed by or on the behalf of Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru ("Mr. Maiman"), Ohad Maiman, a citizen of the State of Israel, Noa Maiman, a citizen of the State of Israel and Y.M. Noy Investments Ltd., an Israeli corporation ("Noy"). Mr. Maiman, Ohad Maiman, Noa Maiman and Noy will, until otherwise indicated, file joint filings regarding the Class A Stock. Mr. Maiman's, Ohad Maiman's, Noa Maiman's and Noy's business address is 33 Havazelet Hasharon St., Herzliya, Israel. Mr. Maiman, Ohad Maiman, Noa Maiman and Noy are hereinafter collectively referred to as the "Reporting Persons."

          Mr. Maiman is currently the President of Merhav (M.N.F) Ltd., an Israeli corporation, Chairman of the Board of Directors of Noy and Chairman of the Board of Directors of Ampal.

          Ohad Maiman is currently a student at Columbia University located in New York, New York, USA.

          Noa Maiman is currently a student at the Hebrew University of Jerusalem, Israel located in Jerusalem, Israel.

          Noy was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman, Ohad Maiman and Noa Maiman are the sole directors of Noy. Noy has no executive officers.

          (d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 is amended and supplemented in its entirety to read as follows:

          A total of 11,115,112 of the shares of Class A Stock that are the subject of this Statement were acquired by Noy on April 25, 2002, pursuant to a stock purchase agreement dated


                              Page 6 of 87 Pages
as of February 26, 2002 (the "Stock Purchase Agreement"), between Rebar Financial Corp. ("Rebar") and Noy for a purchase price equal to $82,920,175.84. Noy also purchased 329,000 shares of Class A Stock on April 25, 2002, pursuant to 16 option assignment agreements dated as of April 9, 2002 (the "Option Assignment Agreements") between Noy and various Employees (as defined in the Stock Purchase Agreement) for a total purchase price equal to $2,454,382.77. The 11,444,112 total shares of Class A Stock purchased pursuant to the Stock Purchase Agreement and Option Assignment Agreements are herein collectively referred to as the "Shares." A copy of the Stock Purchase Agreement and a form of the Option Assignment Agreements (see Exhibit B to the Stock Purchase Agreement) was filed as Exhibit 1 to the joint Schedule 13D filed by Mr. Maiman and Noy on February 27, 2002 and are incorporated herein by reference. The descriptions of the Stock Purchase Agreement and the Option Assignment Agreements set forth in this Statement are qualified in their entirety by reference to the full text thereof.

          The acquisition of the Shares was financed principally through bank financing obtained by Noy. The Reporting Persons executed a Supplement (the "Supplement") to the General Terms (the "General Terms") for Opening and Operating an Account for Receiving Credits in Foreign Currency of Bank Leumi le-Israel B.M. (the "Bank") dated as of April 25, 2002 regarding this bank financing (the Supplement and the General Terms collectively, the "Credit Agreement"). The Credit Agreement relates to credit facilities comprised of:
(1) a five-year loan at an interest rate of LIBOR (for six months or for three months, as shall be agreed between Noy and the Bank) plus 1.75% per annum for $19.4 million; and (2) a two-year loan at an interest rate of LIBOR (for six months or for three months, as shall be agreed between Noy and the Bank) plus 1% per annum for $58.5 million, up to $19.4 million of which, subject to the terms and conditions set forth in the Credit Agreement, may be extended for a longer period of time as set forth in the Credit Agreement. The repayment of the credit facilities is guaranteed by a personal guarantee by Mr. Maiman and secured by Noy's pledge of the Shares to the Bank. The terms of the guarantee are set forth in the Guarantee dated as of April 25, 2002 (the "Guarantee") executed by Mr. Maiman. The terms of the pledge are set forth in the Secured Debenture/Deed of Pledge dated as of April 25, 2002 (the "Pledge Agreement") executed by Noy. The Pledge Agreement includes restrictions on Noy's voting rights and grants the Bank certain voting rights with respect to the Shares. The Credit Agreement also requires Noy to maintain a controlling interest in Ampal for so long as any amounts remain outstanding pursuant to the credit facilities, including, without limiting the foregoing, a covenant on behalf of the Reporting Persons that they shall cause Ampal to not issue or allocate shares and/or securities convertible into shares, options and/or any other right whatsoever, of any type and kind, to any entity whatsoever in any manner or form, except for employee stock options to Ampal's employees, consultants and Directors and provided that the Ampal voting shares held by Noy following the issue of the shares according to such employee stock options shall not become less than 50.1%. Mr. Maiman, provided $9.5 million of the purchase price of the Shares in the form of a shareholder's loan to Noy. The Pledge Agreement and English translations or summaries of the original Hebrew language Credit Agreement and Guarantee are filed as Exhibits 4, 5 and 6, respectively, to this Statement and are incorporated herein by reference. The descriptions of the Pledge Agreement, Credit Agreement and Guarantee set forth in this Statement are qualified in their entirety by reference to the full text thereof.

Item 4. Purpose of Transaction.

          Item 4 is amended and supplemented in its entirety to read as follows:

          The Shares that are the subject of this Statement were acquired by Noy pursuant to the Stock Purchase Agreement and the Option Assignment Agreements as part of a transaction, the purpose of which, was for the Reporting Persons to acquire control of Ampal. The Reporting Persons intend to continuously review all aspects of their investment in Ampal, including the market price of the Shares, Ampal's business operations, financial results and condition and prospects, and the general economic and industry conditions related to the business.



                              Page 7 of 87 Pages

          (a) The Reporting Persons reserve the right to determine in the future to formulate plans or proposals which relate to, or would result in, or to take or cause to be taken any action relating to, or resulting in, the acquisition of additional securities of Ampal or disposition of any securities of Ampal.

          (b), (c) Pursuant to Section 8.1.7 of the Supplement, the Reporting Persons have agreed, unless they have obtained the prior consent of the Bank and until the credit facilities have been fully repaid, to cause Ampal to refrain from making any decisions with regard to the voluntary winding-up, change in corporate structure, reorganization, merger with another company or other companies, merger with the business of another company or other companies, compromise or arrangement under any law and/or petition for a stay of proceedings under any law.

          (d) In accordance with Section 6.6 of the Stock Purchase Agreement on March 6, 2002, the Ampal Board of Directors approved an increase in the size of the Ampal Board of Directors by two persons and approved the appointment of Noy's nominees, Leo Malamud and Jack Bigio, to the Ampal Board of Directors. In accordance with Section 6.6 of Stock Purchase Agreement on April 25, 2002, the persons designated by Rebar, Daniel Steinmetz, Raz Steinmetz, Kenneth L. Henderson, Avi A. Vigder, Benzion Benbassat, and Yaacov Elinav resigned as directors of the Ampal Board of Directors and Mr. Maiman, Noy's nominee, was elected to the Ampal Board of Directors. The Reporting Persons may appoint additional directors to the Ampal Board of Directors prior to the next shareholders' meeting. In addition, at the next shareholders' meeting, it is the intent of the Reporting Persons to replace some or all of the existing directors of the board of Ampal with directors that Noy has nominated and designated.

          On April 25, 2002, Noy also caused Raz Steinmetz, the former President and Chief Executive Officer of Ampal, to resign and replaced him with Jack Bigio, the new President and Chief Executive Officer of Ampal. The Reporting Persons reserve the right to determine in the future to formulate plans or proposals which relate to, or would result in, or to take or cause to be taken any action relating to, or resulting in changes in management.

          (e) Pursuant to Section 8.1.13 of the Supplement, the Reporting Persons have agreed, unless they have obtained the prior consent of the Bank and until the credit facilities have been fully repaid, to cause Ampal to object to any undertaking whatsoever which shall restrict its ability to distribute dividends .

          (f) The Reporting Persons will review Ampal's business and corporate structure and may cause changes in Ampal's business plan, which may include material changes in Ampal's business or corporate structure.

          (g) Pursuant to Section 4.8 of the Pledge Agreement, Noy has agreed not to sign any voting or other agreement regarding the Shares. Pursuant to
Section 4.15 of the Pledge Agreement, Noy has agreed to oppose any change in the Certificate of Incorporation/or By-laws of Ampal and any resolution or other act which will or might result in the dilution of Noy's portion of the capital of Ampal, an alteration in the rights attaching to the Shares, the issuing of shares or the reduction in the value of the Shares or to harm the rights of the Bank pursuant to the Pledge and to exercise all rights for these purposes, except where the Bank has given its prior written consent to such actions and subject to any conditions imposed by the Bank.

          Except as set forth in this Statement or as contemplated by the Credit Agreement, Pledge Agreement or Guarantee, none of the Reporting Persons has any other present plans or proposals which would result in or relate to:
(a) the acquisition by any person of additional securities of Ampal, or the disposition of securities of Ampal; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ampal or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Ampal or of any of its subsidiaries; (d) any change in the present board of directors or management of Ampal, including any plans or proposals to change the




                              Page 8 of 87 Pages
number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of Ampal; (f) any other material change in Ampal's business or corporate structure; (g) changes in Ampal's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ampal by any person; (h) causing a class of securities of Ampal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Ampal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Any of the Reporting Persons may, however, discuss one or more of the foregoing matters with other stockholders of Ampal or may formulate a plan or proposal relating to one or more of the foregoing matters. In addition, in the context of the performance of the duties associated with membership on the Board of Directors of Ampal, any director nominated or appointed by the Reporting Persons may discuss one or more of the foregoing matters with the other directors of Ampal or the members of the management team of Ampal or may formulate a plan or proposal relating to one or more of the foregoing matters.

          The Pledge Agreement and English translations or summaries of the original Hebrew language Credit Agreement and Guarantee are filed as Exhibits 4, 5 and 6, respectively, to this Statement. The descriptions of the Pledge Agreement, Credit Agreement and the Guarantee in this Item 4 are qualified in their entirety by reference to the full text thereof.

Item 5. Interest in Securities of the Issuer.

          Item 5 is amended and supplemented in its entirety to read as follows:

          (a), (b) The Shares represent approximately 58% of the approximately 19,613,175 outstanding shares of Class A Stock excluding 6,160,664 treasury shares owned by Ampal or one or more of its subsidiaries. The approximation of the aggregate number of outstanding shares of Class A Stock was derived from the Class A Stock shares represented and warranted by Rebar to be outstanding as provided in the Stock Purchase Agreement.

          (b) Noy has the power to vote or direct the vote or to dispose or to direct the disposition of 11,444,112 shares of Class A Stock.

          Subject to the matters described in this Item 5, none of the Reporting Persons beneficially owns any shares of Class A Stock other than the 11,444,112 Shares.

          As discussed in Item 2, Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman by virtue of his ownership of one third of the voting shares of Noy and the option to acquire the remaining voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Shares of Class A Stock beneficially owned by Noy. Ohad Maiman and Noa Maiman each by virtue of their respective ownership of one-third of the voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by Noy.

          A copy of the Stock Purchase Agreement was filed as Exhibit 1 to the joint Schedule 13D filed by Mr. Maiman and Noy on February 27, 2002 and is incorporated herein by reference. The descriptions of the Stock Purchase Agreement set forth in this Item 5 are qualified in their entirety by reference to the full text thereof.

          (c) Other than as described in this Statement, none of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.


                              Page 9 of 87 Pages

          (d) Pursuant to the Pledge Agreement, Noy has pledged to the Bank all dividends to be granted and/or paid and/or about to be paid in respect of the Shares. Pursuant to the Credit Agreement, any dividend amounts paid by Ampal to any of the Reporting Persons shall be used to repay the credit facilities as set forth therein. The Pledge Agreement and Credit Agreement are filed as Exhibit 4 and 5 to this Statement and the descriptions of the Pledge Agreement and Credit Agreement in this Item 5 are qualified in their entirety by reference to the full text thereof.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended and supplemented in its entirety to read as follows:

          Other than as described in this Statement, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between such persons and any person with respect to any securities of Ampal, including but not limited to transfer or voting of any of the shares of Class A Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Other than in conjunction with the bank financing referred to in Item 3, no securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

          Item 7 is amended and supplemented in its entirety to read as follows:


Exhibit                        Description
-------                        -----------

1. Stock Purchase Agreement dated as of February 26, 2002 between Rebar Financial Corp. and Y.M. Noy Investments Ltd.

2.         Form of Option Assignment Agreement.

3.         Joint Filing Agreement dated as of March 8, 2002 among Yosef A.
           Maiman, Y.M. Noy Investments Ltd., Ohad Maiman and Noa Maiman.

4. Summary English Translation of the original Hebrew language General Terms for Opening and Operating a Credit Account in Foreign Currency and in Israel Currency of Bank Leumi le-Israel B.M. dated as of April 25, 2002 executed by Y.M. Noy Investments Ltd., Yosef A. Maiman, Ohad Maiman, and Noa Maiman including the Supplement to the General Terms thereto dated as of April 25, 2002 executed by Y.M. Noy Investments Ltd., Yosef A. Maiman, Ohad Maiman, and Noa Maiman.

5. Secured Debenture/Deed of Pledge dated as of April 25, 2002 executed by Y.M. Noy Investments Ltd.

6. Summary English Translation of the original Hebrew language Continuing Guarantee Without Limitation in Amount dated as of April 25, 2002 executed by Yosef A. Maiman including the Supplement to the Continuing Guarantee Without Limitation in Amount thereto dated as of April 25, 2002 executed by Yosef A. Maiman.




                              Page 10 of 87 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 25, 2002

                               YOSEF A. MAIMAN, an individual

                                  by  /s/ Yosef A. Maiman
                                      -----------------------------------
                                               Yosef A. Maiman


                               Y.M. NOY INVESTMENTS LTD.

                                  by /s/ Yosef A. Maiman
                                     ------------------------------------
                                     Name:   Yosef A. Maiman
                                     Title:  Chairman of the Board of Directors


                               OHAD MAIMAN, an individual

                                  by /s/ Ohad Maiman
                                     ------------------------------------
                                              Ohad Maiman


                               NOA MAIMAN, an individual

                                  by /s/ Noa Maiman
                                     ------------------------------------
                                              Noa Maiman





                              Page 11 of 87 Pages

                                 EXHIBIT INDEX



Exhibit No.              Description                                                                  Page
1.                       Stock Purchase Agreement dated as of February 26, 2002                         *
                         between Rebar Financial Corp. and Y.M. Noy Investments
                         Ltd. (incorporated by reference to Exhibit 1 to the joint
                         Schedule 13D filed by Yosef A. Maiman and Y.M. Noy
                         Investments Ltd. dated February 27, 2002).

2.                       Form of Option Assignment Agreement (incorporated by                           *
                         reference to  Exhibit 1 (see Exhibit B to the Stock
                         Purchase Agreement) to the joint Schedule 13D filed by
                         Yosef A. Maiman and Y.M. Noy Investments Ltd. dated
                         February 27, 2002).

3.                       Joint Filing Agreement dated as of March 8, 2002 among                         *
                         Yosef A. Maiman, Y.M. Noy Investments Ltd., Ohad
                         Maiman and Noa Maiman. (incorporated by reference to
                         Exhibit 2 to the Schedule 13D filed by Yosef A. Maiman,
                         Ohad Maiman, Noy Maiman and Y.M. Noy Investments
                         Ltd. dated March 8, 2002).

4. Summary English Translation of the original Hebrew language General Terms for Opening and Operating a Credit Account in Foreign Currency and in Israel Currency of Bank Leumi le-Israel B.M. dated as of April 25, 2002 executed by Y.M. Noy Investments Ltd., Yosef A.
                         Maiman, Ohad Maiman, and Noa Maiman including the
                         Supplement to the General Terms thereto dated as of April
                         25, 2002 executed by Y.M. Noy Investments Ltd., Yosef
                         A. Maiman, Ohad Maiman, and Noa Maiman.

5.                       Secured Debenture/Deed of Pledge dated as of April 25,
                         2002 executed by Y.M. Noy Investments Ltd.

6. Summary English Translation of the original Hebrew language Continuing Guarantee Without Limitation in
                         Amount dated as of April 25, 2002 executed by Yosef
                         A. Maiman including the Supplement to the Continuing
                         Guarantee Without Limitation in Amount thereto dated as of April 25, 2002 executed by Yosef A. Maiman.



-----------------
  * previously filed.


                              Page 12 of 87 Pages

                                                                     Exhibit 4





          SUMMARY ENGLISH TRANSLATION OF THE ORIGINAL HEBREW LANGUAGE GENERAL TERMS FOR OPENING AND OPERATING A CREDIT ACCOUNT IN
        FOREIGN CURRENCY AND IN ISRAEL CURRENCY OF BANK LEUMI LE-ISRAEL B.M. DATED AS OF APRIL 25, 2002 EXECUTED BY Y.M. NOY INVESTMENTS LTD.,
          YOSEF A. MAIMAN, OHAD MAIMAN, AND NOA MAIMAN INCLUDING THE
           SUPPLEMENT TO THE GENERAL TERMS THERETO DATED AS OF APRIL
       25, 2002 EXECUTED BY Y.M. NOY INVESTMENTS LTD., YOSEF A. MAIMAN,
                          OHAD MAIMAN, AND NOA MAIMAN





                              Page 13 of 87 Pages